PURPLE INNOVATION, INC.

September 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Purple Innovation, Inc.—Registration Statement on Form S-3 (File No. 333-248507)

Ladies and Gentlemen:

Purple Innovation, Inc. respectfully withdraws its request for acceleration of the effectiveness of the Registration Statement on Form S-3 (File No. 333-248507), set forth in a letter dated September 4, 2020 from Purple Innovation, Inc.

If you should have any questions regarding this request, please do not hesitate to contact our counsel, Dorsey & Whitney LLP, by calling David Marx at (801) 933-7363.

Very truly yours,

PURPLE INNOVATION, INC.

/s/ Craig L. Phillips
Craig L. Phillips Chief Financial Officer